CONSENT OF SCOTT PETSEL

I, Scott Petsel, P. Geo., consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-181020) of the references to my name and the technical information included in the Third Quarter 2012 Management’s Discussion and Analysis of NovaCopper Inc., dated October 10, 2012.

DATED: October 10, 2012

/s/ Scott Petsel
Name: Scott Petsel, P. Geo.